December 18, 2008

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Mail Stop 3030
Washington, D.C. 20549

Attention:  Peggy Fisher, Assistant Director

Re:	OccuLogix, Inc.

Registration Statement on Form S-3

Filed November 6, 2008

File No. 333-155164

Dear Ms. Fisher:

OccuLogix, Inc. (the “Company”) provides this letter to correct the erroneous request for effectiveness in our letter to the staff of the United States Securities and Exchange Commission (the “Commission”) dated December 17, 2008 related to the above-referenced Form S-3.

The Company hereby respectfully requests that the effective date of said registration statement be accelerated to permit it to become effective on December 19, 2008 at 5:00 P.M. or as soon thereafter as practicable.  There has been no material change in the Company’s operating or financial condition since the date of the latest financial data incorporated by reference in said registration statement.  The Company hereby confirms that it is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934, as they relate to the proposed public offering of the securities specified in said registration statement.

In addition, the Company acknowledges that:

(a)	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(b)
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c)
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2600 Skymark Drive, Bldg 9, Suite 201, Mississauga, Ontario L4N 5B2

Phone (905) 602-0887 ext.3910   Fax (905) 602-7623

Your prompt attention to our request is greatly appreciated.  If you have any further questions or comments, please do not hesitate to contact me at (905) 602-0887 ext 3910.

Sincerely,

OccuLogix, Inc.

/s/ William G. Dumencu
William G. Dumencu,
Chief Financial Officer

cc:	Celia Soehner, Esq.

Securities and Exchange Commission
Andrew J. Beck, Esq.

Torys LLP
Martin J. Waters, Esq.

Elizabeth Kane, Esq.

Scott Watkinson, Esq.

Wilson Sonsini Goodrich & Rosati

2600 Skymark Drive, Bldg 9, Suite 201, Mississauga, Ontario L4N 5B2

Phone (905) 602-0887 ext.3910   Fax (905) 602-7623